UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           FORM 12b-25

NOTIFICATION OF LATE FILING                    SEC FILE NUMBER:
                                               CUSIP NUMBER:

[ ] Form 10-K [ ]Form 20-F  [ ] Form 11-K  [X] Form 10-Q
[ ] Form N-SAR

For Period Ended: June 30, 2003
                  --------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

     Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant

     American Sports Development Group, Inc.
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Former Name if Applicable


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Address of Principal Office (Street and Number)

     155 Verdin Road
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City, State and Zip Code

     Greenville, South Carolina  29607
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


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[ ] (c)   The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.


PART III - NARRATIVE
--------------------

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


        Management and the Company's Auditor are in the process of completing the Company's Form 10-QSB for the period ended June 30, 2003. It is anticipated that the Form 10-QSB for the period ended June 30, 2003 will be completed in time for filing within the time allowed by this extension.


PART IV - OTHER INFORMATION
---------------------------

(1) Name and telephone number of person to contact in regard to this notification.

         William R. Fairbanks       (864)          458-7221
         ---------------------   -----------   ------------------
               (Name)            (Area Code)   (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such short period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                         [X] Yes        [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statement to be included in the subject report or portion thereof?

                         [X] Yes        [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     During the six months ended June 30, 2003, the Company incurred a net loss of $1,052,629 compared to a net loss of $98,373 for the same period of 2002. The primary cause of this decline in results of operations stems from difficulties the Company has encountered in securing financing to satisfy its obligations to its bank on its promissory note and to rebuild inventories to historical level. As a result, the Company's consolidated sales have dropped from $11,539,947 in the first six months of 2002 to $4,372,768 in the first half of 2003.


     AMERICAN SPORTS DEVELOPMENT GROUP, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 14, 2003               BY: /s/William R. Fairbanks
                                      -------------------------------
                                      William R. Fairbanks, Chairman
                                       Of the Board of Directors
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